Contact

www.linkedin.com/in/dmartin9
(LinkedIn)

Top Skills

Product Development
Leadership Development
Business Strategy

Publications

“Crisis of confidence: Transparency in emerging market transactions is a necessity”
"Why The Traditional Strategic Annual Plan is Failing You"
“Cheap But Steep: Why Hiring Illegals Can End Up Costing BIG”
What You Don't Know Can Hurt You - The Importance of Due Diligence In Business Relationships
FCPA Insurance: Has The Industry Had a Shift in Mindset

David M. Martin

FoodTech & CPG Entrepreneur / Organizational Engineer / Solution Focused / Business Development / Strategy & Execution / Diligence / Curious Human

New York, New York, United States

Summary

With over 15 years of experience in corporate strategy, business development, and strategic growth, I am a passionate and entrepreneurial leader who helps start-ups and SMEs achieve their vision and goals. I co-founded Beuhi, an at-home confectionary counter-top appliance that enables consumers to create reliable and consistent botanical-infused gummies, chocolates, or hard candies, from a device that is secure, discreet, and stylish. I also lead the strategic growth of Execution360, a SaaS technology platform that helps SMEs create and execute adaptive and accountable strategic plans with dedicated human co-pilot support.

As a managing member of Resurgence Investment, a boutique strategy and execution firm, I have built a pipeline of high-potential investment opportunities across various industries, such as real estate, fitness, FinTech, and professional consulting. I provide strategy development, marketing presentations, and contract negotiation to fund and advise start-up and early-stage businesses. I have also published multiple articles on industry trends, market needs, and business risks for reputable platforms, such as StartupNation and Thomson Reuters. I leverage my cross-functional expertise, creative thinking, and client relationship skills to deliver innovative and impactful solutions for my clients and partners.

Experience

Beuhi

Co-Founder
April 2022 - Present (2 years 1 month)
United States

To solve many of the systemic issues within the $20B+ infused confections industry, Beuhi has developed a first-of-its-kind at-home candy-making and infusing system (patent-pending) that utilizes pre-filled candy-making

ingredient pods (think Keurig) -- pods are sold via subscription or at the register -- the system includes a reusable universal pod that empowers users by allowing them to infuse their creations with market-available botanicals, including but not limited to melatonin, CBD, cannabis, and nutraceuticals -- and controlled by secure smart technology in an app to guarantee consistency and desired botanical dispersion in every bite.

Incubated within the 1871 Venture Innovation Hub: Cannabis Innovation Lab

Resurgence Investment L.L.C.
Managing Member
March 2013 - Present (11 years 2 months)
Greater New York City Area

About the company: Resurgence Investment is a boutique strategy and execution firm with a focus on the real estate, fitness, FinTech, and professional consulting industries. start-up, high-growth, and mature companies.

Direct activities across operations, finance, sales and marketing to build pipelines of high-potential investment opportunities. I provide strategy development, marketing presentations, and negotiate contracts to fund start-up and early-stage businesses. I deliver services to clients across industries including: professional and financial services, real estate, new media, SaaS, technology, data analytics, FinTech, sports and recreation, ESG and legal.

DELIVERED RESULTS:

--> Create and implement sales and marketing plans to attract 400 new customers within 2 years. Deliver gap analysis, segmentation analysis, marketing/go-to-market plans, promotional and customer experience marketing strategies.
--> Advise clients on strategies to boost top line performance and create long-term sustainable growth. Accelerate idea generation to full-scale implementation resulting in growth >$500K in revenue.
--> Define and articulate clients' value proposition and service offerings; manage introductions between key stakeholders to forge investment opportunities and partnerships.
--> Generate sales pipeline for business-to-business, consumer, accounting, alternative investment and financial services firms, FinTech, and SaaS.

--> Identify strategic alliance and joint venture opportunities; structure and negotiate contracts for clients.

--> Manage start-up of sports and fitness training facility, assembling a team of the world's leading experts including heavyweight boxing and mixed martial arts champions acting as key strategic advisors.

Execution360.com
Senior Managing Director, Strategic Growth
January 2020 - January 2024 (4 years 1 month)
New York City Metropolitan Area

Execution360 is a SaaS technology platform for SMEs to create strategy, alignment, accountability, and consistent execution. The 360 platform is "done-for-you" with dedicated human co-pilot support. Execution360 takes static strategic plans and transforms them so that they are Visible > Interactive > Adaptive > Accountable. With Execution360, SMEs:

Obtain a visible understanding of the organization - how it works, how it creates value, and how it is performing

Align the plan (goals, objectives, tactics) throughout the organization

Improve decisions across the organization by syncing performance drivers

Ensure the plan will deliver the goals, and the team is aligned to deliver the plan

Berkeley Research Group LLC
Director & Consultant
February 2012 - December 2017 (5 years 11 months)
New York, New York, United States

About the company: Berkeley Research Group has been recognized by Forbes as one of America's Best Management Consulting Firms. The firm provides organizations with expertise in disputes, investigations, corporate finance, strategy, and operations.

I directed business development strategy and execution for the Capital Markets/Financial Institutions Group. My specialty areas included regulation and securities trading by broker-dealers, investment advisors, hedge funds, insurance companies, banks and commodities trading. I led the identification of trends in litigation and regulatory areas.

DELIVERED RESULTS:

--> Partnered with practice leader as founding member of Capital Markets/ Financial Institutions Group to generate substantial increases in new business revenue.

--> Collaborated with corporate marketing team to design compelling collateral and branding and positioning strategy to competitively promote consulting services, targeting decision makers in high profile financial companies, public companies, and law firms.

--> Increased sales activity by marketing bench of subject matter experts and internal management experts to significantly reduce downtime between projects.

--> Member of engagement team working with SEC Inspector General to investigate SEC's failure to detect fraud at Peregrine Financial Group, Inc.

Mesirow Financial Consulting
Senior Vice President
March 2010 - February 2012 (2 years)
New York, New York, United States

About the company: Mesirow Financial Consulting provides corporate and insurance recovery, forensic, valuation analysis, and intellectual property, accounting and investigations, wealth management, and bankruptcy litigation consulting services.

I led business development and GTM strategy as an integral member of the Litigation, Investigation, and Intelligence Services (LIIS) practice group. I served as an executive management committee member collaborating with the LIIS Practice Group Leader and Executive team to identify market trends and create innovative marketing programs across media outlets. I mentored staff in support of the firm's succession planning strategy. I was the recipient of the 2011 Excellence Award.

DELIVERED RESULTS:

--> Designed infrastructure to support successful launch and long-term success of Litigation, Investigation, and Intelligence Services team.

--> Identified projects providing expertise to clients in the areas of compliance, forensic investigations, business intelligence, due diligence, forensic accounting, technical GAAP accounting, Foreign Corrupt Practices Act (FCPA) advisory, Anti-Money Laundering (AML), securities valuation, and testimony services.

--> Generated $4M in new project revenue through concentrated marketing and business development leadership.

--> Built and managed talent pool of world-renowned subject matter experts (SMEs) delivering services to clients seeking expertise in LIIS discipline.

Revenue Development Consulting LLC
Managing Director & Founder
April 2008 - May 2010 (2 years 2 months)
Westfield, New Jersey, United States

About the company: Revenue Development Consulting is a boutique consulting and advisory firm providing sales and marketing expertise through strategy development and coaching to impact revenue growth.

I built this consulting practice from the ground-up by marketing to executive decision makers and becoming their trusted advisor delivering consulting services to resolve their complex business challenges. I articulated their competitive differences and service offerings using decisive GTM strategies to fully execute and generate long-term financial impact.

DELIVERED RESULTS:

--> Grew consultancy into thriving business serving companies in Accounting, Risk Management, New Media, Software, IT Services, Apparel, Professional and Financial Services, Insurance, and Real Estate industries.

--> Identified, negotiated, and structured strategic alliances and joint ventures to fulfill clients' vision for growth.

--> Facilitated process to support sales pipeline management, and structured internal communication for accountability and transparency across a client's organization.

--> Acted as ghost writer to create, edit, and publish thought leadership content boosting clients' brand recognition.

FTI Consulting
Senior Manager, Business Developmen
November 2005 - March 2008 (2 years 5 months)
New York, New York, United States

About the company: FTI Consulting is a NYSE-traded global consulting firm providing organizations with the ability to overcome legal, financial, and reputation issues.

I cultivated new business and managed existing client relationships globally. I developed brand positioning, marketing, and promotional strategies to sell the expertise of 40+ practice professionals. I collaborated with executives to identify and prepare for the issues that arose from the sub-prime collapse. I was embedded as a dedicated business development professional in the Securities Transactions Services Group ("STSG") which became an organizational best practice for integrating sales strategy for growth.

I generated $12M+ in revenue in 2 years exceeding goal by $3M. I was the recipient of multiple performance awards.

———

Education

NYU Stern School of Business
Bachelor of Science - BS, Marketing